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Madeleine MacRae
610-322-9066

Invest in Homepro Toolbox!!! Get in on the ground floor!

Check out the details on our Wefunder page: https://wefunder.com/homepro.toolbox/

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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